UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB Approval
                                             -----------------------------
Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:        July 31, 2003
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 0.15

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-03364	                                  July 30, 2004

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA             MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Maxim Series Fund, Inc.
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4. Address of principal executive office (number,street,city,state,zip code):

8515 East Orchard Road
Greenwood Village, Colorado 80111

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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.  All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT






REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of the Maxim Series Fund, Inc.:

We have examined management's assertion included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that Maxim Value Index, Maxim Growth Index, Maxim Stock Index, Maxim Index 600, and Maxim S&P 500 Index Portfolios
(the "Portfolios") of the Maxim Series Fund, Inc. (the "Fund") complied with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940
("the Act") as of July 30, 2004. Management is responsible for each Fund's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about each Fund's compliance based on our examination.

Our examination was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about each Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 30, 2004, and with respect to agreement of security purchases and sales, for the period from April 30, 2004
(the date of our last examination) through July 30, 2004:

1.  Confirmation of all securities held by the Depository
Trust Company in book entry form;

2. Reconciliation of all such securities to the books and records of each Portfolio and the Custodian; and

3. Agreement of five security purchases and five security sales or maturities since our last report from the books and records of the Fund to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on each Fund's compliance with specified requirements.

In our opinion, management's assertion that the Maxim Series Fund, Inc. complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 30, 2004 with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Directors of Maxim Series Fund Inc. and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


Deloitte & Touche LLP
Denver, CO

November 3, 2004






MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN
PROVISIONS OF THE INVESTMENT COMPANY ACT OF 1940

We, as members of management of the Maxim Value Index, Maxim Growth Index, Maxim Stock Index, Maxim Index 600, and Maxim S&P 500 Index Portfolios of the Maxim Series
Fund Inc. (the "Fund"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of July 30, 2004, and from
April 30, 2004 (the date of our last examination) through July 30, 2004.

Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 30, 2004, and from April 30, 2004 (the date of our last examination) through July 30, 2004, with respect to securities reflected in the investment accounts of the Fund.

Maxim Series Fund, Inc.
By:



William T. McCallum
President



Graham McDonald
Treasurer

November 3, 2004